EXHIBIT 99.15

Media Release

Yinhawangka Aboriginal Corporation and Rio Tinto sign Interim Modernised Agreement
12 December 2025

Yinhawangka Aboriginal Corporation and Rio Tinto have signed an Interim Modernised Agreement, marking an important step in their long-standing relationship.

This interim agreement builds on the 2013 Participation Agreement between the Yinhawangka People and Rio Tinto. It sets out how both parties will work together and establishes a pathway to a fuller modernised agreement that will govern how Rio Tinto operates on Yinhawangka Country for the long term.

The agreement introduces a co-management approach that reflects modern expectations for partnership. Yinhawangka will be involved earlier and more meaningfully in mine planning, with both parties working together in making key decisions including in relation to protection and management of cultural heritage and the environment. The agreement includes dedicated funding to support Yinhawangka participation in co-management.

Yinhawangka Aboriginal Corporation Board Chairwoman Robyn Hayden (née Tommy) said: “Mining on our Country always comes with hard decisions, and we have always been clear that Yinhawangka People must be at the centre of those decisions.

“This agreement with Rio Tinto reflects both parties’ commitment to working in partnership, strengthening respectful communication, and ensuring Yinhawangka voices are heard. It creates opportunities for both our current and future generations, supporting a stronger and more sustainable future for both our People and our Country.”

Key to the agreement is the right for Yinhawangka to raise concerns about Country, the environment or cultural heritage at any time. It establishes a joint committee where Yinhawangka and Rio Tinto collaborate early on new projects and major operational changes, ensuring Yinhawangka voices guide decisions and we remain responsive to community priorities and business needs.

Rio Tinto Iron Ore Chief Executive Matthew Holcz said: “Working alongside the Yinhawangka People to co-develop this Interim Modernised Agreement is an important step in our ongoing partnership. It will allow us to keep learning from Yinhawangka knowledge and perspectives as we work towards a fully modernised agreement, based on respect, transparency and shared responsibility.

“We thank the Yinhawangka People for their continued leadership and guidance, as we work together to strengthen our partnership.”

The Interim Modernised Agreement is a binding agreement that lays the foundation for a full modernised agreement. Yinhawangka Aboriginal Corporation and Rio Tinto will continue working together to finalise it in 2026.

Media Release

Contacts

Yinhawangka Aboriginal Corporation

Liam Flanagan
Chief Executive Officer
liam.flanagan@yinhawangka.com.au

Rio Tinto Media Relations media.enquiries@riotinto.com Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469